EXHIBIT 99.1

DeFi Technologies launches the DEFT Valour Investment Opportunity Index

A regulated, capital-based benchmark delivering forward-looking insight into digital asset markets

•	DeFi Technologies (via Valour) launched the DEFT Valour Investment Opportunity (DVIO) Index, an institutional-grade benchmark that tracks how regulated investor capital is allocated across digital assets using real flows through Valour's ETP platform.
•	The Index is designed to deliver higher "signal quality" than typical crypto data by relying on consistent, regulated product structure and execution, with weekly updates to reflect changes in AUM and flows across the top 50 assets in Valour's ecosystem.
•	Beyond benchmarking, DVIO is positioned as a broader insights and commercial platform, powering recurring analytics (weekly/monthly reports, sentiment and altcoin barometers, watchlist signals) and future licensing/index-linked products and tools.

TORONTO, Feb. 9, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") today announced the launch of the DEFT Valour Investment Opportunity (DVIO) Index, an institutional-grade benchmark designed to show how regulated capital is allocated across the digital asset market.

The Index provides a forward-looking view of investor positioning, sentiment, and capital rotation by tracking real flows across Valour's regulated ETP platform, delivering a level of signal quality and market efficiency not available through traditional crypto data sources.

Turning capital allocation into market intelligence

Crypto markets generate vast amounts of data, yet much of it remains fragmented, noisy, and backward-looking. Prices, on-chain metrics, and exchange volumes often explain market moves after the fact and rarely reflect how institutional capital is positioned in real time.

In traditional finance, capital flows are among the most reliable leading indicators of market behavior. The DEFT Valour Investment Opportunity Index applies this discipline to digital assets, grounding insight not in speculative wallets or unregulated venues, but in observable, regulated investment decisions.

"Crypto markets are rich in data, but poor in signal," said Andrew Forson, President at DeFi Technologies, and Chief Growth Officer at Valour. "Capital flows have long been a core lens in traditional markets. With the DEFT Valour Investment Opportunity Index, we bring that same framework to crypto using real investor capital flowing through regulated products to generate forward-looking insight."

Why insights from Valour flows are different

Access to crypto assets is typically fragmented across exchanges with differing fees, spreads, liquidity conditions, and execution quality. As a result, observed flows are often influenced by platform mechanics rather than true asset conviction.

Valour's extensive ETP platform removes this distortion. Uniform pricing and internal market making minimise slippage across products, while fees are transparent, regulated, and disclosed upfront in prospectuses and final terms. Risk profiles, liquidity models, and pricing frameworks are consistent across the platform, and terms and flows across cross-listed products remain highly aligned regardless of trading venue.

This creates a structurally efficient environment in which capital allocation decisions are driven primarily by asset fundamentals and investor conviction, rather than access or execution constraints.

A rational, diversified investor base

With 102 ETPs covering 74 unique digital assets, Valour offers one of the broadest regulated digital asset ETP platforms globally. Investors can allocate across majors, Layer 1s, DeFi, and emerging themes within a consistent execution and risk framework.

As a result, capital flows across Valour's platform reflect the behavior of rational investors operating in an efficient market, making those flows a uniquely powerful source of market intelligence and giving Valour an unparalleled view of institutional crypto allocation trends.

A new kind of crypto benchmark

The DEFT Valour Investment Opportunity Index tracks the top 50 individual crypto assets by assets under management (AUM) and flows within Valour's ETP ecosystem.

Constituents and weights are updated weekly to reflect both where capital is currently allocated and how that allocation is evolving over time. Anchored in regulated infrastructure and real investor capital, the Index provides a credible reference point for institutions seeking clarity in an otherwise opaque market.

Methodology focused on signal quality

The Index is constructed using a systematic, rules-based methodology designed to capture meaningful shifts in investor behavior while filtering out short-term noise.

Anchored in assets under management and dynamically responsive to changes in capital allocation, the methodology balances stability with adaptability. Weekly rebalancing ensures the Index reflects evolving market conditions without overreacting to transient price movements.

This approach provides a robust foundation upon which investors, asset managers, and product issuers can build index-linked products, structured strategies, research frameworks, and risk models based on capital-flow signals.

From benchmark to leading indicator

Beyond serving as a benchmark, the DVIO Index forms the foundation of a broader insights framework that transforms flows into actionable intelligence.

Outputs include weekly analysis of flow and weight changes, indicators highlighting divergence between price and capital allocation, and market-level measures such as the DVIO Index Flow Sentiment Barometer and DVIO Index Altcoin Barometer. The DVIO Index also maintains a Watchlist of assets outside the top 50 by AUM, designed to surface early-stage flow momentum before assets become index-eligible, enabling predictive rather than reactive analysis.

Business model and commercial roadmap

The DEFT Valour Investment Opportunity Index also serves as a strategic platform supporting Valour's broader business objectives.

The DVIO Index provides a unifying narrative for engaging investors globally across Valour's full range of ETPs, supported by the strength and consistency of the signals it generates. In parallel, DeFi Technologies will offer subscription-based access to weekly insights and monthly analytical reports derived from the DVIO Index.

Looking ahead, DeFi Technologies plans to expand the platform through the development of a DVIO index-derived analytics terminal offering more granular, data-driven insights. The DEFT Valour Investment Opportunity Index is also being engineered to support licensing by third-party asset managers and financial institutions, enabling the creation of index-linked products under licence. Over time, this ecosystem is expected to reinforce the DVIO Index's role as a market reference while driving incremental capital flows into Valour's underlying ETPs.

AI, data, and analytical infrastructure

The DVIO reflects a significant enhancement and scaling of DeFi Technologies' and Valour's data operations. It is built on an integrated data architecture optimized to leverage trading, flow, and pricing data across Valour and its wholly owned subsidiary, Stillman Digital.

This infrastructure is designed to support the development of innovative structured instruments and to apply advanced analytics and AI techniques to better understand the interaction between investment behavior across decentralized finance (DeFi), traditional finance (TradFi), broader technology trends, and macroeconomic indicators.

By combining regulated market data with advanced analytical capabilities, DeFi Technologies is positioning the DVIO Index as both a benchmark and a research engine for next-generation digital asset investment strategies.

A unique perspective on crypto markets

With Valour being one of the issuers with the largest and most diverse digital asset ETP offerings globally, DeFi Technologies is uniquely positioned to launch this Index. The DEFT Valour Investment Opportunity Index does not just reflect theoretical models or proxy signals, but rather the actual collective decisions of rational investors allocating real capital through regulated instruments.

In doing so, it establishes a new reference point for understanding crypto markets built on efficiency, transparency, and real-world capital behavior.

For more information please visit: https://www.defi.tech/indices/overview

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of 1Valour Bitcoin Physical Staking, 1Valour Ethereum Physical Staking; the development of the Bitcoin and Ethereum blockchains; investor confidence in Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Johan Wattenström, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 09-FEB-26